UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            _______________________

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 4)
                            _______________________

                       INTERNATIONAL AMERICAN HOMES, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                 459004 20 6
                                (CUSIP Number)
                            _______________________

                              Michael P. Villa,
                      c/o International American Homes, Inc.
                        4640 Forbes Boulevard, Suite 330,
                      Lanham, Maryland  20706, 301-306-5306
                    __________________________________________
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                                 August 12, 1996
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP NO.  459004 20 6                                    Page 2 of 11 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            ROBERT J. SUAREZ
                            ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                  (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

                     PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America

               7  SOLE VOTING POWER
NUMBER OF
SHARES               652,066 (See Item 5)
BENEFICIALLY
OWNED BY       8  SHARED VOTING POWER
EACH
REPORTING            -0-
PERSON
WITH           9  SOLE DISPOSITIVE POWER

                     652,066 (See Item 5)

              10  SHARED DISPOSITIVE POWER

                     -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     652,066 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.44%

14   TYPE OF REPORTING PERSON

     IN

Item 1.    Security and Issuer

      This Statement is the Fourth Amendment to a Statement on Schedule 13D dated June 10, 1994 (the "Schedule 13D") and relates to the common stock, par value $.01 per share (the "Common Stock"), of International American Homes, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 4640 Forbes Boulevard, Lanham, Maryland 20706.

Item 2.    Identity and Background

      (a) This Statement is being filed on behalf of Robert J. Suarez, hereinafter referred to as the "Reporting Person."

      (b) The business address of the Reporting Person is 4640 Forbes Boulevard, Lanham, Maryland 20706.

      (c) The present principal occupation or employment of the Reporting Person is President and Chairman of the Issuer. The principal business of the Issuer is a homebuilding company which, through its subsidiaries, designs, builds, and sells single-family homes and townhomes.

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to as judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  The Reporting Person is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

      On July 31, 1996 the Reporting Person purchased 1,687 shares of Common Stock from Robbins Manufacturing Company for a purchase price of $1,687.

      On August 12, 1992, the Issuer and the Reporting Person entered into a Non-Qualified Stock Option Agreement by which the Issuer granted to the Reporting Person the right to purchase 500,000 shares of Common Stock at the price of $.05 per share. Subsequently the number of shares and the exercise price were adjusted for a 1-for-10 reverse split of the Issuer's stock. On August 12, 1996 the Reporting Person fully exercised the option by purchasing 50,000 shares of Common Stock from the Issuer for the exercise price of $25,000.

      The purchase price for each of the above transactions was paid out of the personal funds of the Reporting Person.



                                    3 of 11

Item 4.    Purpose of the Transaction

      The shares of Common Stock beneficially owned by the Reporting Person are being held for investment purposes.


Item 5.    Interest in Securities of the Issuer

      (a) The Reporting Person beneficially owns an aggregate of 652,753 shares of Common Stock, which constitute approximately 23.44% of the outstanding shares of Common Stock.

      (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by such Reporting Person.

      (c) Except as set forth above, the Reporting Person has not effected any transaction in shares of Common Stock during the preceding 60 days.

      (d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

      (e)  Not Applicable.


Item 6.    Contracts, Arrangements, Understandings, or Relationships, with
                  Respect to Securities of the Issuer

      Except as described elsewhere in this Statement or as set forth in the Non-Qualified Stock Option Agreement attached as Exhibit 4 hereto and incorporated herein by reference, to the best knowledge of the Reporting Person, there exists no contract, arrangement, understanding, or relationship (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.    Materials to be Filed as Exhibits

      The following documents are filed as exhibits to this Statement:

      Exhibit No.         Description

           4 Non-Qualified Stock Option Agreement dated August 12, 1992 between Robert J. Suarez and the Issuer.


                                    4 of 11

Signature

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true complete and correct.





Date: August 20, 1996
                          Robert J. Suarez


                                    5 of 11

<PAGE >

                          EXHIBIT INDEX


Item No.                                                             Page. No.

 4.     Non-Qualified Stock Option Agreement dated August 12, 1992          7
        between Robert J. Suarez and the Issuer






                                       6 of 11

                                                                  Exhibit 4

                  INTERNATIONAL AMERICAN HOMES, INC.

                                  and
                           ROBERT J. SUAREZ

                                 OPTION

                     Dated as of August 12, 1992

           NON-QUALIFIED   STOCK   OPTION   AGREEMENT

     THIS AGREEMENT, made as of this 12 day of August, 1992 by and between INTERNATIONAL AMERICAN HOMES, INC., a corporation
 (the "Company") and Robert J. Suarez (the "Optionee").

                         WITNESSETH:

      WHEREAS, the Optionee is now employed by the Company in a key capacity and the Company desires to afford him the opportunity to acquire, or enlarge, his stock ownership in the Company so that he may have a direct proprietary interest in the Company's success;

      NOW, THEREFORE, in consideration of the convenants and agreement herein contained, the parties hereto hereby agree as follows:



 1. Grant of Option. The Company hereby grants to the Optionee, subject to the terms and conditions herein set forth, the right and option to purchase from The Company for cash all or any part of an aggregate of 500,000 shares of Common Stock ($.01 par value) of the Company at the purchase price of $.05 per share, such option to be exercised as hereinafter provided.



 2. Terms and Conditions. It is understood and agreed that the option evidenced hereby is subject to the following terms and conditions:

     a. Expiration Date. This option shall expire four (4) years after the date hereof unless sooner terminated pursuant to subparagraph d below.



     b. Exercise of Option. The Option granted herein shall be initially exercisable only after the expiration of a twelve (12) month period measured from the date of grant. The amount of shares exercisable during the subsequent twelve (12) month periods are set forth her. in as follows:

          August 12, 1992 - August 11, 1993   None
          August 12, 1993 - August 11, 1994   20%      100,000 shares
          August 12, 1994 - August 11, 1995   30%      150,000 shares
          August 12, 1995 - August 11, 1996   50%      250,000 shares

          Said exercise shall be determinated cumulatively as a percentage of the total number of shares subject to purchase under the option.

     c. Medium of Payment. Upon exercise of an Option, the Option Price shall be payable to the Company in cash (including a certified, bank cashier's or teller's check). Certificates for the shares purchased shall be issued by the Company as soon as practicable, following the receipt of payment.



     d. Exercise upon Termination of Employment. (1) In the event that Optionee's employment with the Company shall be terminated for cause, all Options held by such Optionee shall terminate immediately. The Optionee will cease to be employed by the Company on the first to occur of (i) the last date for which he is paid;
          (ii) the effective date of the termination of his employment set forth in any notice to the Optionee of such termination.

          (2) In the event that the Optionee's employment with the Company shall be terminated other than for cause by the Company, the Optionee shall continue to retain pursuant to the terms set forth herein, all rights with respect to the total number of shares subject to the option.

          (3) In the event that the Optionee's employment with the Company shall be terminated by Optionee's voluntary resignation, all options held by such Optionee shall terminate immediately.

          (4) In the event of the Optionee's death, regardless of whether the Option was yet subject to exercise on the date of the Optionee's death this option may be exercised in full with respect to the total number of shares subject to the Option at any time within one (1) year from the date of the Optionee's death, but in no event later than the date that the Option expires in accordance with its terms. The Option may be exercised by a legatee or legatees under the Optionee's last will, or by his or her executors, personal representatives or distributees.

          (5) In the event of the Optionee's disability while in the employment of the Company, this option may be exercised in full with respect to the total number of shares subject to the Option, regardless of whether the Option was yet subject to exercise on the date of the disability, within one (1) year of the date of such disability but in no event later than the date that the Option expires in accordance with its terms.

          (6) The terms "disabled" and "disability", shall mean that an Optionee is no longer able to continue in the service of the Company in the same capacity because of a mental or physical disability and shall mean total and permanent disability. The Company, upon competent medical evidence, shall be the sole judge of whether an Optionee is so disabled. Should the Company refuse to judge a Participant to be disabled, the Optionee shall have the right to demand that the Company require the Medical Society of the County in which the Optionee is employed, to designate one of its member physicians to examine such Optionee, and his report in writing shall be binding upon all parties.

     e. Assignment. The Option granted herein may not be transferred, assigned, pledged or hypothecated by the Optionee in any way other than by will or by the laws of descent and distribution and except as otherwise provided herein is exercisable solely by such Optionee during his lifetime.

     f. Riqhts of a Stockholder. The Optionee shall have no rights as a stockholder with respect to shares subject to this Option until that date of the issuance of the shares to the Optionee. No adjustment will be made for dividends or other distributions or rights for which the record date is prior to the date of such issuance.

     g. Required Adjustments. In the event that shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares, the number of shares then under Option shall be adjusted accordingly and appropriate adjustments shall also be made in the purchase price per share for this Option to reflect such subdivision or combination.

     h. No Right to Continued Employment. This option shall not confer upon the Optionee any right with respect to continuance of employment by the Company or any subsidiary, nor shall it interfere in any way with the right of his employer to terminate his employment at any time.

     i. Compliance With Law and Regulation. This option and the obligation of the Company to sell and deliver shares hereunder, shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any government or regulatory agency as may be required.

3. Restrictive Legend. Unless the shares covered by the Options are registered with the Securities and Exchange Commission, each stock certificate issued pursuant to the exercise of an Option shall bear the following legend:

 "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES LAWS OF ANY STATE IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS. THE SALE OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS PROHIBITED UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH SALE OR DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND OTHER APPLICABLE STATUTES. BY ACQUIRING THE SHARES REPRESENTED HEREBY, THE HOLDER REPRESENTS THAT HE HAS ACQUIRED SUCH SHARES FOR INVESTMENT PURPOSES ONLY THAT HE WILL NOT SELL OR OTHERWISE DISPOSE OF THE SHARES WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND RULES AND REGULATIONS ISSUED THEREUNDER."

     Upon such time as the shares are registered with the Securities and Exchange Commission, such restrictions shall become unrestricted.


 4. Investment Representation. The Company may require Optionee to furnish to the Company, prior to the issuance of any shares upon the exercise of all or any part of this option, an agreement (in such form as may be reasonably required) in which Optionee represents that the shares acquired by him upon exercise are being acquired for investment and not with a view to the sale or distribution thereof.


 5. Notices. Any notice hereunder to the Company shall be addressed to it at its office, c/o Porten Sullivan Corporation, 6001 Montrose Road - Suite 910, Rockville, MD 20852: Attention: Michael Villa, Chief Financial Officer, and any notice hereunder to Optionee shall be addressed to him at his place of employment: either party may designate at any time hereafter in writing some other address.

     IN WITNESS WHEREOF, International American Homes, Inc. has caused this Agreement to be executed by its Vice President and Optionee has executed this Agreement, both as of the date and year first above written.

                           By: /s/ Micahel P. Villa
                           (Authorized Signature)


                           /s/ Robert J. Suarez
                           (Optionee)